UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the fiscal year ended December 31, 2008
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 (NO FEE REQUIRED)
For the transition period from                      to
Commission File Number 1-8514
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
WILSON 401(k) RETIREMENT PLAN
1302 Conti Street
Houston, Texas 77002
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
Smith International, Inc.
1310 Rankin Road
Houston, Texas 77073

Index to Financial Statements and Supplementary Information
Page

Report of Independent Registered Public Accounting Firm	3

Financial Statements:

Statements of Net Assets Available for Benefits as of December 31, 2008 and 2007	4

Statement of Changes in Net Assets Available for Benefits for the Year Ended December 31, 2008	5

Notes to Financial Statements	6

Supplemental Schedule:

Form 5500, Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) December 31, 2008	12

EX-23.1

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Administrative Committee of the
Wilson 401(k) Retirement Plan:
We have audited the accompanying statements of net assets available for benefits of the Wilson 401(k) Retirement Plan (the “Plan”) as of December 31, 2008 and 2007, and the related statement of changes in net assets available for benefits for the year ended December 31, 2008. These financial statements are the responsibility of the Administrative Committee. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). These standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by the Administrative Committee, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2008 and 2007, and the changes in net assets available for benefits for the year ended December 31, 2008, in conformity with accounting principles generally accepted in the United States of America.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2008 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Administrative Committee. Such supplemental schedule has been subjected to the auditing procedures applied in our audit of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
DELOITTE & TOUCHE LLP
Houston, Texas
June 29, 2009

WILSON 401(k) RETIREMENT PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2008 AND 2007

	2008	2007
ASSETS:
Investments, at fair value	$70,603,989	$93,217,689

Receivables-
Company contributions	3,364,246	94,752
Participant contributions	194,058	198,552

Total receivables	3,558,304	293,304

NET ASSETS AVAILABLE FOR BENEFITS AT FAIR VALUE	74,162,293	93,510,993

Adjustments from fair value to contract value for fully benefit-responsive investment contracts	28,807	(11,541)

NET ASSETS AVAILABLE FOR BENEFITS	$74,191,100	$93,499,452

The accompanying notes are an integral part of these financial statements.

WILSON 401(k) RETIREMENT PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2008

ADDITIONS:
Income (Loss) -
Interest and dividend income	$3,178,568
Net depreciation in fair value of investments (Note 7)	(30,170,124)

Net investment loss	(26,991,556)

Contributions-
Company	5,920,770
Participant	6,792,752
Rollover	502,376

Total contributions	13,215,898

DEDUCTIONS:
Benefits paid to participants	5,343,850
Administrative expenses	71,993
Transfers to other plans, net	116,851

Total deductions	5,532,694

Net decrease	(19,308,352)

NET ASSETS AVAILABLE FOR BENEFITS AT BEGINNING OF YEAR	93,499,452

NET ASSETS AVAILABLE FOR BENEFITS AT END OF YEAR	$74,191,100

The accompanying notes are an integral part of this financial statement.

WILSON 401(k) RETIREMENT PLAN
NOTES TO FINANCIAL STATEMENTS
1. SUMMARY OF SIGNIFICANT PLAN PROVISIONS
The following description of the Wilson 401(k) Retirement Plan (the “Plan”) provides only general information about the Plan’s provisions in effect for the plan year ended December 31, 2008. Participants should refer to the Plan document for a more complete explanation of the Plan’s provisions.
General and Eligibility
The Plan is a defined contribution plan of Wilson International, Inc., the General Partner of Wilson Industries, L.P. (“Wilson”). Wilson International, Inc. is a wholly-owned subsidiary of Smith International, Inc. (“Smith”). The Plan is operated for the sole benefit of the employees of Wilson and their beneficiaries and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The Plan is available to all employees of Wilson who meet certain eligibility requirements under the Plan. Participation in the Plan may commence upon the later of the date the employee completes 30 days of active service and the date on which the employee attains the age of 18.
Administration and Trustee
Wilson is the plan administrator and sponsor of the Plan as defined under ERISA. The Plan’s operations are monitored by an administrative committee (the “Administrative Committee”) which is comprised of officers and employees of Wilson or of Smith. Vanguard Fiduciary Trust Company (“Vanguard Trust” or the “Trustee”) is the trustee of all investments held by the Plan.
Contributions
The Plan allows participants to contribute a percentage of their compensation, as defined by the Plan, subject to certain limitations of the Internal Revenue Code of 1986, as amended (the “Code”). Employees who are eligible to participate in the Plan and who do not affirmatively elect to 1) not make elective contributions or 2) defer another designated percentage as an elective contribution, will be deemed to have made an automatic elective contribution of three percent of base compensation. Wilson makes matching contributions to each participant’s account ranging from 1/4 percent to three percent of qualified compensation. In addition, the Board of Directors may provide discretionary supplemental company contributions based upon financial performance to participants who are employed by Wilson on December 31.
Vesting
Participants are fully vested in their contributions and related earnings and vest in company contributions and related earnings at the rate of 20 percent for each year of service. Upon death, termination of employment by reason of total or permanent disability or retirement from Wilson upon reaching the normal retirement age of 65, participants become fully vested in company contributions and related earnings.
The Plan has certain provisions that provide for service credit for vesting and eligibility purposes for all employees who directly transfer employment between Smith, M-I L.L.C., a majority-owned subsidiary of Smith, and Wilson.

Investment Options
Participants have the option of investing their contributions and Wilson’s matching and discretionary contributions among one or all of the available investments, including Smith common stock, 25 registered investment company funds and a common collective/trust offered by the Vanguard Group of Investment Companies. Participants may transfer some or all of the balances out of any fund into one or any combination of the other funds, including Smith common stock, at any time, subject to certain limitations.
Administrative Expenses
The Plan is responsible for its administrative expenses. Wilson may elect to pay administrative expenses from the forfeitures of the Plan or pay expenses on behalf of the Plan.
Plan Termination
Wilson intends for the Plan to be permanent; however, in the event of termination, partial termination or discontinuance of contributions under the Plan, the total balances of all participants shall become fully vested.
Loans
Participants may borrow from their accounts no more than once annually provided that they have no more than two loans outstanding, subject to terms specified by the Plan document. The Plan permits participants to borrow the lesser of $50,000 or 50 percent of their vested account balances in the Plan. These loans bear interest at prime plus one percent and are repaid through payroll withholdings over a period not to exceed five years, except for qualifying loans to purchase a primary residence which may be repaid over an extended period.
Distributions, Withdrawals and Forfeitures
A participant may elect to receive benefit payments through any one of the several methods provided by the Plan upon termination or retirement. The Plan also provides for hardship distributions to participants with immediate and significant financial needs, subject to authorization by Plan management and limited to the participant’s vested account balance.
In the event that a participant terminates employment with Wilson, the participant’s vested balances will be distributed in accordance with the Plan’s distribution provisions including, when applicable, the participant’s distribution election. Any unvested company contributions and related earnings/losses are forfeited if participants do not return to Wilson within 60 months of their termination and may be used to reduce Wilson’s contributions and pay Plan expenses. During 2008, forfeitures of $235,970 and $49,565 were used to reduce Wilson’s contributions and pay Plan expenses, respectively. Forfeitures available at December 31, 2008 and 2007, totaled $26,149 and $116,766, respectively.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accounts of the Plan are maintained on the cash basis of accounting. For financial reporting purposes, however, the financial statements have been converted to an accrual basis in accordance with accounting principles generally accepted in the United States of America.
Investment Valuation and Income Recognition
The Plan’s investments are stated at fair value. Registered investment company funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end. The common/collective trust, which contains fully benefit-responsive investment contracts, is stated at fair value based on the value of the underlying investments and is expressed in units and is then adjusted by the issuer to contract value. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. There are no reserves against contract value for credit risk of the contract issue or otherwise. The crediting interest rates were 4.6 percent and 4.7 percent at December 31, 2008 and 2007, respectively. The average yield for the year ended December 31, 2008 was 3.7 percent. The Smith common stock fund is valued at its year-end unit closing price (computed by dividing the sum of (i) the year-end market price plus (ii) the uninvested cash position, by the total number of member units). Participant loans are valued at cost which approximates fair value.
Purchases and sales of Plan investments are recorded as of the trade date. The net appreciation or depreciation in the fair value of investments reflected in the accompanying statement of changes in net assets available for benefits includes realized, as well as unrealized, gains or losses on the sale of investments. The net change in realized gains and losses on sales are determined using the actual purchase and sale price of the related investments. The net changes in unrealized gains and losses are determined using the fair values as of the beginning of the year or the purchase price if acquired since that date.
Participant Account Valuation
The Plan provides that net changes in unrealized appreciation and depreciation and gains and losses upon sale are allocated daily to the individual participant’s account. The net changes, unrealized and realized, in a particular investment fund are allocated in proportion to the respective participant’s account balance in each fund, after reducing the participant’s account for distributions, if any.
Dividend and interest income from investments is reported as earned on an accrual basis in the statement of changes in net assets available for benefits and is allocated to participants’ accounts based upon each participant’s proportionate share of assets in each investment fund.
Use of Estimates
The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires the Administrative Committee to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

3. FAIR VALUE MEASUREMENTS
On January 1, 2008, the Plan adopted Statement of Financial Accounting Standards No. 157 “Fair Value Measurements” (“SFAS 157”). The fair value hierarchy established by SFAS 157 divides fair value measurement into three broad levels: Level 1 is comprised of active-market quoted prices for identical instruments; Level 2 is comprised of market-based data obtained from independent sources; and Level 3 is comprised of non-market based estimates which reflect the best judgment of the Administrative Committee. The following table sets forth, by level within the fair value hierarchy, the Plan’s investments at fair value as of December 31, 2008:

	Fair Value Measurements
	Level 1	Level 2	Level 3	Total
Balanced Funds (Stocks and Bonds)	$21,971,812	$—	$—	$21,971,812
Domestic Stock Funds	19,259,336	—	—	19,259,336
Money Market Fund	8,239,053	—	—	8,239,053
Bond Funds	8,051,321	—	—	8,051,321
Smith International, Inc. Common Stock Fund	3,660,084	—	—	3,660,084
Participant Loans	—	—	3,630,391	3,630,391
International Stock Funds	3,588,593	—	—	3,588,593
Retirement Savings Trust	—	2,203,399	—	2,203,399

	$64,770,199	$2,203,399	$3,630,391	$70,603,989

The table below sets forth a summary of changes in fair value of the Plan’s Level 3 Participant Loan investments for the year ended December 31, 2008:

Balance at Beginning of Year	$3,492,259
Loan Repayments	(1,530,244)
Loan Withdrawals	1,668,376

Balance at End of Year	$3,630,391

4. FEDERAL INCOME TAX STATUS
The Plan obtained its latest determination letter on September 30, 2005, in which the Internal Revenue Service (the “IRS”) stated that the Plan, as then designed, was in compliance with the applicable requirements of the Code. The Administrative Committee believes the Plan, as amended, is designed and is currently being operated in compliance with the applicable requirements of the Code. Therefore, the Administrative Committee believes that the Plan is qualified and the related trust was tax-exempt as of the financial statement date.
5. RISKS AND UNCERTAINTIES
The Plan provides for various investments in registered investment company funds, a common/collective trust and the Smith common stock. Investment securities, in general, are exposed to various risks, such as interest rate, credit and overall market volatility risk.

Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values and concentrations of investment securities will occur in the near term and those changes could materially affect the amounts reported in the statement of net assets available for Plan benefits. The allocation of total Plan investments by type at December 31 is as follows:

	2008	2007
Balanced Funds (Stocks and Bonds)	31.7%	28.1%
Domestic Stock Funds	27.1	33.8
Money Market Fund	11.4	7.3
Bond Funds	11.3	6.0
Smith International, Inc. Common Stock Fund	5.2	12.8
International Stock Funds	5.1	6.4
Participant Loans	5.1	4.0
Retirement Savings Trust	3.1	1.6

	100.0%	100.0%

6. RELATED-PARTY TRANSACTIONS
The Plan invests in shares of common stock of Smith. As Smith is the owner of the sponsor, these investments qualify as related-party amounts. In addition, the Plan invests in shares of registered investment company funds and a common/collective trust fund managed by the Vanguard Group, an affiliate of Vanguard Trust. As Vanguard Trust is the Trustee of the Plan, these transactions qualify as party-in-interest transactions.
7. INVESTMENTS
Individual investments which exceed five percent of net assets available for Plan benefits as of December 31, 2008 or December 31, 2007 are as follows:

	2008	2007
Vanguard Wellington Fund	$16,211,855	$19,456,590
Vanguard 500 Index Portfolio Fund	9,051,314	14,209,661
Vanguard Prime Money Market Fund	8,239,053	6,834,768
Vanguard PRIMECAP Fund	6,843,246	10,608,286
Vanguard Long-Term Corporate Fund	3,753,673	3,812,060
Smith International, Inc. Common Stock Fund	3,660,084	11,996,242
Vanguard International Growth Fund	3,588,593	5,953,236
Vanguard Windsor Fund	2,419,573	5,186,399
During 2008, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value as follows:

2008
Equity Funds	$(15,361,069)
Smith International, Inc. Common Stock Fund	(7,436,440)
Balanced Funds	(7,372,615)

$(30,170,124)

8. RECONCILATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 at December 31, 2008 and 2007:

	2008	2007
Net assets available for benefits per financial statements, contract value	$74,191,100	$93,499,452
Add/(Deduct): Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(28,807)	11,541

Net assets available for benefits per Form 5500, fair value	$74,162,293	$93,510,993

The following is a reconciliation of the decrease in net assets available for benefits per the financial statements to Form 5500 for the year ended December 31, 2008:

2008
Decrease in net assets available for benefits per financial statements	$(19,308,352)
Add: Adjustment from contract value to fair value for fully benefit-responsive investment contracts	(40,348)

Decrease in net assets available for benefits per Form 5500, fair value	$(19,348,700)

WILSON 401(k) RETIREMENT PLAN
EIN: 46-0463795
FORM 5500, SCHEDULE H, PART IV, LINE 4i –
SCHEDULE OF ASSETS (HELD AT END OF YEAR)
DECEMBER 31, 2008

(a)	(b)	(c)	(d)	(e)
	Identity of Issue,	Description of Investment, Including
	Borrower,	Maturity Date, Rate of Interest,		Current
	Lessor or Similar Party	Collateral, Par or Maturity Value	Cost	Value
*	Vanguard Group	Vanguard Wellington Fund	**	$16,211,855
*	Vanguard Group	Vanguard 500 Index Portfolio Fund	**	9,051,314
*	Vanguard Group	Vanguard Prime Money Market Fund	**	8,239,053
*	Vanguard Group	Vanguard PRIMECAP Fund	**	6,843,246
*	Vanguard Group	Vanguard Long-Term Corporate Fund	**	3,753,673
*	Smith International, Inc.	Smith International, Inc. Common Stock Fund	**	3,660,084
*	The Plan	Participant loans (highest and lowest interest rates are 10.50% and 4.25%, respectively)	**	3,630,391
*	Vanguard Group	Vanguard International Growth Fund	**	3,588,593
*	Vanguard Group	Vanguard Windsor Fund	**	2,419,573
*	Vanguard Group	Vanguard Total Bond Market Index Fund	**	2,277,819
*	Vanguard Group	Vanguard Retirement Savings Trust	**	2,203,399
*	Vanguard Group	Vanguard Target Retirement 2015 Fund	**	2,142,286
*	Vanguard Group	Vanguard Target Retirement 2025 Fund	**	1,806,208
*	Vanguard Group	Vanguard Intermediate-Term Treasury Fund	**	972,801
*	Vanguard Group	Vanguard Extended Market Index Fund	**	737,374
*	Vanguard Group	Vanguard Long-Term Treasury Fund	**	583,910
*	Vanguard Group	Vanguard Short-Term Treasury Fund	**	463,118
*	Vanguard Group	Vanguard Target Retirement 2010 Fund	**	362,039
*	Vanguard Group	Vanguard Target Retirement 2035 Fund	**	357,954
*	Vanguard Group	Vanguard Target Retirement 2045 Fund	**	309,062
*	Vanguard Group	Vanguard Target Retirement 2005 Fund	**	255,340
*	Vanguard Group	Vanguard Target Retirement 2020 Fund	**	215,939
*	Vanguard Group	Vanguard Explorer Fund	**	207,829
*	Vanguard Group	Vanguard Brokerage Option Fund	**	129,873
*	Vanguard Group	Vanguard Target Retirement 2030 Fund	**	57,904
*	Vanguard Group	Vanguard Target Retirement Income Fund	**	47,665
*	Vanguard Group	Vanguard Target Retirement 2040 Fund	**	46,666
*	Vanguard Group	Vanguard Target Retirement 2050 Fund	**	29,021

		Total Investments		$70,603,989

*	Party-in-interest.

**	Cost information is not required for participant-directed investments and, therefore, is not included.

SIGNATURES
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 29, 2009	WILSON 401(k) RETIREMENT PLAN

	By:	Administrative Committee for the Wilson 401(k) Retirement Plan

	By:	/s/ Kenneth Bourne Kenneth Bourne, Member

	By:	/s/ Malcolm W. Anderson Malcolm W. Anderson, Member

EXHIBIT INDEX

Exhibit
Number	Description

23.1	Consent of Independent Registered Public Accounting Firm